Peoples BANCORP®

Nasdaq: PEBO

Investor Presentation

4th Quarter 2014

Safe Harbor Statement

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the "2013 Form 10-K") filed with the Securities and Exchange Commission (the "SEC") and the earnings release for the 4th quarter and full year 2014 (the Earnings Release for 2014") included in Peoples' Current Report on Form 8-K furnished to the SEC on January 27, 2015, each of which is available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com). Peoples expects to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the "2014 Form 10-K") with the SEC on or about February 26, 2015. As required by U.S. generally accepted accounting principles, Peoples is required to evaluate the impact of subsequent events through the issuance date of Peoples' consolidated financial statements as of and for the fiscal year end December 31, 2014 as part of its 2014 Form 10-K. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this presentation.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2013 Form 10-K under the section, "Risk Factors" in Part I, Item 1A and in the Earnings Release for 2014. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information

This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, securities of Peoples Bancorp Inc. ("Peoples"). Peoples has filed with the SEC a registration statement on Form S-4 and a joint proxy statement/prospectus that was mailed to the shareholders of Peoples and NB&T Financial Group, Inc. ("NB&T") on or about January 30, 2015, in advance of their respective special meetings of shareholders to be held to consider the proposed merger of NB&T with and into Peoples, referenced in this presentation. The registration statement on Form S-4 was filed with the SEC to register the common shares of Peoples to be issued to the shareholders of NB&T in the proposed merger.

SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (WHEN AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PEOPLES, NB&T AND THE PROPOSED MERGER.

A free copy of these documents and other filings containing information about Peoples, may be obtained after their filing at the SEC's website (www.sec.gov). Additionally, free copies of these documents may be obtained on Peoples' website (www.peoplesbancorp.com) in the "Investor Relations" section of or by a written request mailed to:

Peoples Bancorp Inc.
Attn: Investor Relations
138 Putnam Street
PO Box 738
Marietta OH 45750-0738

Overview

Peoples BANCORP®

Corporate Profile

- Financial holding company headquartered in Marietta, Ohio.
  - Provide a broad range of banking, insurance, and investment services
- Current snapshot:
  - Assets: $3.2 billion* – Loans: $2.0 billion*
  - Deposits: $2.5 billion*
  - Market capitalization: $352 million
  - Assets under Management: $1.5 billion
- Current footprint
  - Located along major transportation routes
  - Demographics:
    - Total population: Approx. 5.0 million
    - Median income: $39,189
  - Key industries:
    - Health care
    - Manufacturing (plastics/petrochemicals)
    - Oil/gas/coal activities (shale opportunities)
    - Education and social services
    - Tourism
- Unemployment rates:
  - OH : 4.8%
  - WV: 6.0%
  - KY: 5.7%
  - US: 5.6%


Cleveland
Beachwood
77
OH
Columbus
70
Zanesville
Lancaster
33
71
Cincinnati
Jackson
Marietta
50
Morgantown
79
WV
Ashland
Huntington
64
Charleston
Pikeville
KY

Market data as of February 4, 2015
Unemployment data as of December 2014
*Financial data as of December 31, 2014, adjusted for pending acquisition

Key Accomplishments

- Building greater bottom-line earnings momentum
  - Solid performance in 2014 with meaningful contributions across the company
- Growing top-line revenue while remaining disciplined with expenses
  - Strong organic revenue growth YTD; up 18% with M&A activity
  - Approximately 37% of total revenue was derived from fee-based businesses in 2014
  - Net interest margin expanding due to loan growth and acquisitions
  - Improving efficiency and core earnings strength
- Strong organic growth and increasing sales production
  - Organic loan growth of 12% in 2014 exceeded our target range of 8% to 10%
  - Net retail checking account growth of 4.5% in 2014, up from 3.7% a year ago
  - Improved cross-sell ratio from 5.1 in 2012 to 5.8 in 2014
- Asset quality restored to pre-crisis levels
  - Nonperforming assets and charge-offs below 2007 level
- Maintained quarterly dividend of $0.15 per share
  - Four increases since year-end 2011; 3-year CAGR = 13.5%
- Completing acquisitions in all three lines of business
  - Since early 2012, we have acquired 5 banks, 4 insurance agencies and 2 investment firms
  - 1 pending bank acquisition expected to be completed in March 2015

Current Outlook

- Committed to generating positive operating leverage each year
  - Revenue growth slightly ahead of expense growth for 2014
  - Key drivers of revenue growth include acquisition activity, organic loan growth and an expanding net interest margin
  - Expense growth in 2014 due to acquisitions and other strategic investments
  - Excluding one-time costs, efficiency ratio improved to within target range of 68% to 70% for 2014
- Meaningful organic loan growth while improving portfolio diversity
  - Organic loan growth of over 11% in 2014
  - Greater emphasis on consumer lending; improve commercial mix
  - Consumer loan growth of 11% for the year; C&I loan growth of 21%
- Preserve superior asset quality through strong credit risk management
  - Committed to sound underwriting and credit discipline
  - Maintain key metrics in top quartile of peer group at all times
- Prudent deployment of capital and grow long-term shareholder value
  - Strong capital position supports active M&A strategy
  - Excluding 2014 acquisition costs, dividend payout was within target range of 30% to 40%

2015 Outlook

- Target efficiency ratio below 65% for second half of 2015
  - Expect full phase-in of cost savings from NB&T during the second quarter
  - Improve core efficiency in each business line
- Effective balance sheet management
  - Reduce relative size of the investment portfolio to 25% of total assets
  - Mix shift investment balances into loan portfolio
- Maintain a stable net interest margin in the low 3.50's
  - Acquisitions have been a source of margin expansion
  - Potential margin pressure from a flattening yield curve
- Organic loan growth of 7% to 9%
  - Commercial loan growth ranging from 8% to 10%
  - Consumer loan growth ranging from 3% to 5%
- Superior asset quality standards
  - Annual net charge-off rate of 20 to 30 basis points to average loans
  - Large commercial loan recoveries are expected to diminish
- Active acquisition strategy to continue
  - Evaluate new markets for potential bank acquisition opportunities
  - Prioritize insurance and investment opportunities to build fee-based revenue

Investment Rationale

- Unique community banking model
  - Greater revenue diversity for a community bank our size (35% to 40% fee-based)
  - Strong community reputation and active involvement
  - Local market teams capable of outmaneuvering larger banks
  - More sophistication and product breadth than smaller banks
- Strong, growing fee-based businesses
  - Sizable market share in several areas
  - Prior insurance acquisitions producing steady returns
  - Potential wealth management opportunities from shale activity
- Capacity to grow our franchise
  - Strong fundamentals (capital, liquidity, competency) to support active M&A strategy
  - Robust and scalable IT capabilities
  - Passionate and talented associates
- Committed to disciplined execution
  - Strong, integrated enterprise risk management process
  - Focused on business line performance and contribution

Stock Performance

Total Annual Return



YTD*
1-Year
3-Year
5-Year
-7%
-5%
-4%
0%
16%
15%
8%
20%
15%
16%
16%
18%
16%
18%
11%
17%
PEBO
Peer Group
NASDAQ Banks
SPX 500

***YTD Non-Annualized**

Total Return includes impact of dividends

Peers include: CCNE, CHCO, CNND, CTBI, FBMI, FDEF, FISI, FMNB, FRME, GABC, HBNC, ISBA, LKFN, MSFG, SRCE, STBA, SYBT, THFF, TMP

Data as of February 5, 2015

Recent Acquisition Activity

Recent Bank Acquisitions

October 2013
Ohio Commerce Bank
Single office in Beachwood
Total assets = $123 million

October 2014
North Akron Savings Bank
Four offices headquartered in North Akron
Total assets = $146 million

August 2014
Ohio Heritage Bancorp
Six offices headquartered in Coshocton
Total assets = $242 million

May 2014
Midwest Bancshares
Two offices headquartered in Wellston
Total assets = $90 million

September 2012
Sistersville Bancorp
Two offices headquartered in Sistersville
Total assets = $49 million

Pending – March 2015
NB&T Financial Group
22 offices headquartered in Wilmington
Total assets = $650 million



OH
Cleveland
Beachwood
77
Columbus
70
Cambridge
Zanesville
Lancaster
Baltimore
Byesville
Caldwell
Jackson
33
McConnelsville
New Martinsville
Morgantown
71
Cincinnati
Nelsonville
The Plains
Lowell
Vienna
79
Athens
50
Marietta
Greenup
Gallipolis
Point Pleasant
Russell
Summit
Huntington
Ashland
64
Charleston
WV
Pikeville
KY

NB&T Financial Group Transaction

NationalBank
AND TRUST COMPANY

NB&T Financial Group Inc.

(NASDAQ: NBTF)

- Deal announced on August 4, 2014
- 22 offices in SW Ohio
- Important step in Peoples' quest to "Build the Best Community Bank in America"
- Top market share in both Clinton County and Brown County



Peoples Bancorp (56)
NB&T Financial (22)
Cleveland
Euclid
Lorain
Parma
Elyria
Warren
Austintown
Akron
Alliance
Canton
Wooster
Defiance
Bowling Green
Fremont
Norwalk
Tiffin
Findlay
Ottawa
Van Wert
Upper Sandusky
Ashland
Lima
Galion
Kenton
Marion
Mansfield
Millersburg
Salineville
Celina
Wapakoneta
U N I T E D S T A T E S
Coshocton
Cadiz
Sidney
Bellefontaine
Piqua
Urbana
O H I O
Wheeling
Moundsville
Troy
Huber Heights
Trotwood
Beavercreek
Zanesville
Woodsfield
Dayton
Logan
Chillicothe
Hillsboro
Georgetown
Evergreen
Portsmouth
Gallipolis
Spencer
Grantsville
Maysville
Ironton
Huntington
Clay
Cynthiana
Flemingsburg
Grayson
Charleston
Morehead

Creates one of the largest, most profitable community banks in Ohio

NB&T Financial Group Transaction

Transaction Summary

Deal Value:	$109 million; $31 per share; 160% of TBV
Consideration:	75% stock / 25% cash Fixed exchange ratio 0.9319 plus $7.75 in cash per share
PIPE Offering:	$42.5 million or 1,847,826 common shares at $23.00. Used to fund cash portion of acquisition and deal costs.
Cost savings:	30-35%. Assumes no branch closures
Loan credit mark:	2.3%
One-time costs:	Approximately 10% of deal value
Due diligence:	Completed
Required Approvals:	NB&T and PEBO shareholders
Anticipated Closing / Conversion Dates:	Closing: March 6, 2015 System Conversion: March 6, 2015

Transaction rationale:

- Market expansion to southwest, Ohio (Cincinnati / Dayton) market place
- Hired Ed Reilly, former southwest Ohio District President for Key Bank, to lead southwest Ohio
- Resulting in assets over $3.2 billion and market cap of approximately $433 million based on aggregation of closed and pending deals using December 31, 2014 financial statements for each entity and the equity offering
- Will move to 12th highest deposit market share in Ohio

Financial summary (as of 12/31/14):

- Total assets = $648.1 million
- Total loans = $400.0 million
  - Balanced loan portfolio: 40% commercial; 38% residential real estate
- Total deposits = $554.3 million
  - Mostly checking, savings and MMDA

Financial impact:

- Annual EPS accretion (fully phased-in) of $0.10
- Dilution earn-back under 5 years
- Double-digit IRR

Current Strategic Priorities

Our Strategic Road Map

"The Best Community Bank in America"

Responsible Risk Management	Extraordinary Client Experience	Profitable Revenue Growth	Superior Workforce
• Our Way of Life • Asset Quality • Compliance / Regulatory • Operational Risk • Information Security • Change Management • Execution Risk • Reputational Risk	• Broad Delivery Channels • Delight the Customer • Knowledgeable, Caring Associates Consistently Delivering Competent Advice / Solutions • Consistent Experience at Every Touch Point • DWYSYWD	• M & A • Sales & Service Process • Define the Ideal Client Profile for New Relationships • Best Client Retention • Relationship Reviews; Value Added • Deepen Relationships / Cross Sell • Understand Customer Needs • Seek Client Referrals	• Right People / Right Job • Appetite for Winning • Culture of Learning • Coaching / Development • No Whiners / No Excuses • Accountability / Performance Metrics • Reward / Recognition

How we do it:

1. **Create a Winning Culture:** Embrace change / active learners / help each other win / communicate effectively
2. **Human Capital Development:** Define the behaviors and goals / provide the training / measure / coach / reward
3. **Pricing Discipline:** Focus on the risk-adjusted margin / fair prices, fair returns
4. **Operating Efficiencies:** Quest for continuous improvement / revenue growth faster than expense growth
5. **Merger Integration:** Manage the risk / retain and grow the revenue / lower the cost / delight the community

Strategic Priorities

Positive Operating Leverage	• Primary emphasis on revenue growth • Disciplined expense management • Expand revenue vs. expense growth gap beyond 2% • Target efficiency ratio below 65%
Superior Asset Quality	• Balance growth with prudent credit practices • Improve diversity within loan portfolio • Preserve key metrics superior to most of our peers
High Quality Balance Sheet	• Adjust earning asset mix by shifting investments to loans • Achieve meaningful loan growth each year • Maintain emphasis on core deposit growth • Prudent use of capital (dividends & acquisitions)

Strategic Targets

	Metrics	Actual 2012	Actual 2013	Actual 2014	5-Year Strategic Target Range
Positive Operating Leverage	Net interest margin (Fully-tax equivalent)	3.39%	3.23%	3.45%	3.60% to 3.80%
	Total revenue growth	2.90%	3.53%	18.31%	5% to 8%
	Total expense growth	3.49%	7.55%	24.52%	3% to 6%
	Non-interest income to total revenue	39.10%	40.19%	36.56%	35% to 40%
	Efficiency	69.55%	71.90%	75.37%	58% to 62%
Superior Asset Quality	NPAs to total loans + OREO	1.48%	0.67%	0.75%	0.70% to 1.00%
	Net charge-offs to average loans (1)	0.12%	– 0.35%	-0.03%	0.30% to 0.50%
High Quality Balance Sheet	Loans to total assets	51.36%	58.09%	63.12%	60% to 70%
	Deposits to total funding	89.42%	87.04%	87.85%	80% to 90%
	Tier 1 common equity	14.06%	12.42%	14.32%	10% to 13%
	TCE to tangible assets (2)	8.28%	7.26%	9.39%	7.50% to 8.50%
Execute on Strategies	Return on common equity	9.52%	7.92%	6.16%	Over 10%
	Return on assets	1.11%	0.91%	0.74%	Over 1%
	Pre-provision net revenue to assets (2)	1.41%	1.26%	1.10%	Over 1.80%
	Revenue vs. expense growth gap	-0.59%	- 4.02%	-6.21%	Over 2%
	Dividend payout (3)	23.58%	33.20%	43.10%	30% to 40%

Current 5-year strategy planning period = 2015 to 2019

(1) Presented on an annualized basis

(2) Non-GAAP financial measure. See Appendix.

(3) Dividend data reflects amounts declared with respect to earnings for the period indicated.

Peoples BANCORP®

Our M&A Strategy

- Optimize our current footprint
  - Gain market share and improve operating efficiency
  - Create more density through disciplined expansion
- Target areas with characteristics similar to existing markets
  - Expand along major transportation routes
  - Focused on "mid-major" communities or suburbs of major cities
- Acquire franchises that complement our strategy
  - Maintain revenue diversity with insurance and investment providers
  - Capitalize on accretion potential of smaller banks (under $200 million)
  - Improve balance sheet mix and size with larger banks ($200-$1 billion)
- Improve shareholder return
  - All transactions must be accretive by year 2
  - Limit dilution of tangible book value to 5% per transaction
  - Recapture tangible book value dilution within 4 years
- Use M&A to augment organic growth

Target Growth Areas



Cleveland
75
70
Zanesville
Dayton
71
33
Morgantown
50
Marietta
Ashland
Huntington
KY

I-70 Expansion
- High growth potential
- Recently added new talent

I-77 Expansion
- Bank opportunities
- Wealth management and insurance opportunities
- Shale oil / gas activity

Southwest Ohio
- Wealth management or insurance opportunities to complement NB&T
- Attractive growth and market dynamics

Footprint Development
- Increase market share in all areas
- Insurance & wealth management expansion potential

Morgantown Potential
- Minimal community banks
- Nearly 30,000 people

Kentucky Expansion
- Bank opportunities in other parts of the state

I-64 Expansion
- Insurance & wealth management growth opportunities
- Explore banking opportunities

Customers and Markets

Utica/Marcellus Shale Opportunity

Both opportunities are present in PEBO's market area



MICHIGAN
NEW YORK
MASS.
CONN.
PENNSYLVANIA
N.J.
OHIO
INDIANA
M.D.
Marietta
KENTUCKY
Peoples
BANCORP
Utica Shale Formation
Marcellus Shale Formation
Utica underlying Marcellus



Peoples
BANCORP
MI
Erie
NY
PA
NJ
IN
OH
Harrisburg
Pittsburgh
Philadelphia
Marietta
WV
KY
VA
TN
NC
Total gas, millions of cubic feet per square mile
Marcellus Shale geologic formation
0 – 58
58 – 149
150 – 349
349 – 710
710 – 1,244
1,245 – 2,460

- Key driver of stronger economic activity
  - Land owners acquiring wealth from selling drilling rights
  - Hospitality sector benefiting from nonresident workers
  - Local businesses supplying products and services to drilling companies
- Working to help clients with their unique challenges
  - Hosting educational seminars in various communities
  - Energy expertise within our insurance business

Our Capabilities

	National Banks						***Community Banks***				
Online Channel	Chase	Wells Fargo	Bank of America	PNC	Huntington	PEOPLES BANCORP	City National	Community Trust	Wes-Banco	Park National	United Bank
Bill Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Online Account Opening	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	No	No	No
Online Loan Applications	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	Yes	No	No
Online Financial Management	No	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
ACH, Wires Stop Payments	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Positive Pay	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	Yes	Yes
Tax Services	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	Yes	No	No
P2P Payments	Yes	Yes	Yes	Yes	No	Pending	No	Yes	No	No	No
Online Chat	No	No	Yes	Yes	Yes	Yes ★	No	No	No	No	No
Mobile Channel											
Text Alerts	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No
Bill Pay-Specific to Mobile	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
iPhone/iPad/Andriod Apps	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Text Banking	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Mobile Deposit Capabilities	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	Yes	Yes	No
Business Support Center	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	Yes	No	No
Social Media Channel											
Facebook	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No
Twitter	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	Yes
YouTube	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
LinkedIn	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Other Channels											
Prepaid Debit Card	Yes	Yes	Yes	Yes	No	Yes ★	No	Yes	No	Yes	No
Prepaid Gift Card	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	Yes	Yes
Employer-Loaded PayCards	Yes	N/A	Yes	N/A	Yes	Yes ★	No	No	No	No	No

★ Indicates Peoples has advantage over Community Bank group

Information accurate as of January 2015

Our Businesses

- **Commercial Banking**
  - 12% organic commercial loan growth in 2014
  - Legal lending limit over $30 million
- **Retail Banking**
  - 4.5% checking account growth in 2014
  - $38 million or 50% indirect loan growth in 2014
- **Insurance**
  - Property & Casualty
  - Life & Health
  - 11% revenue growth in 2014
- **Investments**
  - $1.5 billion in assets under management
  - Retirement planning, 401(k) administration, brokerage and trust services
  - High single-digit annual growth

Our Brand Promise

We will work side by side to overcome challenges and seize opportunities. We will listen and work with you. Together we will build and execute thoughtful plans and actions, blending our experience & expertise to move you toward your financial goals.

Our core difference is providing you peace of mind, confidence, and clarity in your financial life.

Working Together. Building Success.

Core values are constant

Clients as a Focus
Business with Integrity
Trust among Clients, Communities & Associates
Commitment to Communities
Continuous Will to Win
Development of Associates Skills

Refreshing our Branches

- 18-month, 5-phase project
  - Floor-to-ceiling renovations
  - Over $5 million invested
  - Final phase completed Q1 2014
  - Used national branch design experts
- Retrofitting acquisition offices as acquired
- Key Benefits
  - All delivery channels "Best in Class"
  - Consistent look with our new brand
  - More engaging customer environment
  - Better utilization of office space
  - Enhanced customer sales discussions
  - Increased office visits and sales activity

Before



After



Financial Performance

Peoples BANCORP®

Annual Financial Summary

	Metrics	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014
Financial Performance	Diluted EPS	$0.34	$1.07	$1.92	$1.63	$1.35
	Return on common equity	1.76%	5.61%	9.52%	7.92%	6.16%
	Return on assets	0.28%	0.69%	1.11%	0.91%	0.74%
	Net interest margin (FTE)	3.51%	3.43%	3.39%	3.23%	3.45%
	Efficiency ratio	60.30%	68.98%	69.55%	71.90%	75.37%
Capital	Tier 1 common equity	11.59%	12.82%	14.06%	12.42%	14.32%
	Total capital	18.24%	16.20%	15.43%	13.78%	15.48%
	TCE to TA (1)	7.17%	8.22%	8.28%	7.26%	9.39%
	TBV per share (1)	$12.16	$13.53	$14.52	$13.57	$15.57
Asset Quality	NPAs to loans + OREO	4.64%	3.41%	1.48%	0.67%	0.75%
	NPAs to TCE + ALLL	29.22%	19.42%	8.57%	6.01%	4.88%
	ALLL to originated loans	2.79%	2.53%	1.81%	1.57%	1.48%
	Net c/o's to avg loans	2.66%	1.16%	0.12%	- 0.35%	-0.03%
	Loan loss prov to avg loans	2.61%	0.84%	- 0.49%	- 0.42%	0.03%

(1) Non-GAAP financial measure. See Appendix.

Quarterly Financial Summary

	Metrics	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014
Financial Performance	Diluted EPS	$0.47	$0.44	$0.32	$0.32	$0.28
	Return on common equity	9.09%	8.56%	5.91%	5.84%	5.03%
	Return on assets	1.01%	0.95%	0.67%	0.73%	0.66%
	Net interest margin (FTE)	3.43%	3.35%	3.39%	3.49%	3.53%
	Efficiency ratio	71.80%	71.13%	75.58%	77.82%	76.55%
Capital	Tier 1 common equity	12.42%	12.56%	12.33%	14.53%	14.32%
	Total capital	13.78%	13.92%	13.65%	15.73%	15.48%
	TCE to TA (1)	7.26%	7.66%	7.90%	9.40%	9.39%
	TBV per share (1)	$13.57	$14.38	$15.07	$15.50	$15.57
Asset Quality	NPAs to loans + OREO	0.67%	0.79%	0.92%	0.66%	0.75%
	NPAs to TCE + ALLL	6.01%	5.72%	6.75%	4.27%	4.88%
	ALLL to originated loans	1.57%	1.49%	1.49%	1.47%	1.48%
	Net c/o's to avg loans (2)	- 0.39%	0.07%	0.02%	-0.16%	-0.05%
	Loan loss prov to avg loans (2)	- 0.33%	0.00%	0.19%	-0.11%	0.03%

(1) Non-GAAP financial measure. See Appendix.
(2) Presented on an annualized basis

Peoples BANCORP®

Key Drivers of Shareholder Value

LTM Revenue Growth



18.2%
2.8%
5.8%
PEBO
Peers
$1-5B

NPAs to Loans and OREO



0.63%
1.54%
1.95%
PEBO
Peers
$1-5B

LTM Fee Revenue to Average Assets



1.77%
1.23%
0.84%
PEBO
Peers
$1-5B

LTM Price to Earnings



14.3x
13.9 x
14.7x
PEBO
Peers
$1-5B

LTM Dividend Payout



44.44%
34.87%
26.67%
PEBO
Peers
$1-5B

Dividend Yield



2.31%
2.61%
1.47%
PEBO
Peers
$1-5B

Peers include: BKYF, CCNE, CHCO, CNND, CTBI, FBMI, FDEF, FISI, FMNB, FRME, GABC, HBNC, ISBA, LKFN, LNBB, MSFG, SRCE, STBA, SYBT, THFF, TMP

$1-5B peer group represents all publically-traded
Midwest banks with total assets between $1 and $5 billion
Source: SNL Financial; Pricing data as of February 4, 2015

Earnings Performance

Annual Results


Earnings per common share
Cash dividends paid per common share
$1.94
$0.78
$2.01
$0.83
$1.74
$0.88
$0.72
$0.91
$0.22
$0.66
$0.34
$0.40
$1.07
$0.41
$1.92
$0.46
$1.63
$0.57
$1.35
$0.60
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Quarterly Results


$0.36
$0.12
$0.47
$0.14
$0.46
$0.14
$0.23
$0.14
$0.47
$0.15
$0.44
$0.15
$0.32
$0.15
$0.32
$0.15
$0.28
$0.15
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014

Net Interest Margin



4.64%
4.45%
4.35%
4.17%
4.24%
3.86%
3.85%
3.91%
4.04%
3.93%
3.92%
4.00%
4.00%
3.49%
3.41%
3.43%
3.30%
3.42%
3.12%
3.15%
3.26%
3.43%
3.35%
3.39%
3.49%
3.53%
1.39%
1.26%
1.14%
1.08%
1.03%
0.93%
0.89%
0.85%
0.80%
0.76%
0.72%
0.71%
0.65%
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Earning Assets
Net Interest Margin
Interest Bearing liabilities

Presented on a fully-tax equivalent basis

Peoples BANCORP®

Non-Interest Income

($ in thousands)



$32,097
$32,050
$31,634
$32,944
$34,971
$37,220
$40,053

	2008	2009	2010	2011	2012	2013	2014
Other	$3,037	$3,594	$3,173	$3,224	$4,078	$2,942	$2,949
E-Banking	$3,882	$3,954	$4,686	$5,142	$5,955	$6,191	$6,642
Trust & investment	$5,139	$4,722	$5,348	$5,548	$6,129	$7,122	$7,685
Insurance	$9,902	$9,390	$8,846	$9,265	$9,844	$12,201	$13,604
Deposit service charges	$10,137	$10,390	$9,581	$9,765	$8,965	$8,764	$9,173

Balance Sheet Trends

($ in millions)

Earning Assets


$1,024.8
$718.2
$934.0
$663.4
$914.8
$640.0
$967.4
$689.1
$963.1
$737.9
$1,013.1
$659.8
$1,040.3
$682.1
$1,179.2
$688.2
$1,209.6
$647.2
$1,302.0
$642.3
$1,485.8
$679.7
$1,603.0
$681.4
YE 2009
YE 2010
YE 2011
YE 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Net Loans (1)
Total Investments (2)

Funding Sources


$549.7
$743.8
$448.0
$553.6
$720.5
$319.2
$607.4
$679.7
$280.6
$756.0
$680.7
$232.2
$833.8
$642.4
$212.1
$797.3
$588.1
$268.6
$828.9
$559.3
$280.6
$892.7
$639.0
$284.5
$956.4
$631.6
$234.0
$978.3
$642.0
$275.3
$1,103.4
$718.6
$269.0
$1,123.4
$770.0
$307.1
YE 2009
YE 2010
YE 2011
YE 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Retail CD & MMDA
Checking & Savings
Wholesale funding

(1) Amounts exclude loans held-for-sale

(2) Amounts represent amortized cost and excludes FHLB/FRB stock

Peoples BANCORP®

Loan and Deposit Composition

Loan Portfolio



Deposit Account OD 0.2%
Construction 2.4%
HELOCs 5.0%
Consumer 11.3%
CRE 34.3%
Residential Real Estate 29.5%
C & I 17.3%

Deposit Portfolio



Non-Interest Bearing 25.4%
Retail CDs 22.4%
Public Funds 8.3%
MMDA 17.5%
Savings 15.3%
Interest-Bearing Demand 9.0%
Brokered CDs 2.1%

Data as of December 31, 2014

Asset Quality Trends

($ in millions)

Provision for Loan Losses & Net Charge-offs



1.57%
1.49%
1.49%
1.47%
1.48%
ALLL to loans originated
Provision for loan losses
Net charge-offs
$(1.0)
($1.1)
$0.0
$0.2
$0.6
$0.1
$(0.4)
($0.6)
$0.1
($0.2)
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014

Nonperforming Assets



0.67%
0.79%
0.92%
0.66%
0.75%
$8.1
$9.7
$12.2
$9.9
$12.2
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Nonaccrual
90+ DPD
OREO
NPAs to Loans + OREO

Allowance for Loan Losses



Allowance to NPLs
237.87%
188.19%
153.78%
197.54%
159.58%
$17.1
$16.9
$17.4
$17.6
$17.9
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014

Classified Assets



21.58%
18.53%
24.58%
15.35%
17.57%
$40.8
$24.1
$34.7
$22.1
$47.9
$23.4
$38.4
$19.5
$45.6
$30.6
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Classified assets
Watch loans
Classified Assets to Tier 1 + ALLL

Peoples BANCORP®

Capital Trends

Leverage Ratios



10.64%
9.92%
8.52%
8.56%
8.76%
9.40%
9.39%
7.26%
7.66%
7.90%
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Tier 1 Leverage
Tangible Common Equity to Tangible Assets

Per Share Basis



$20.89
$21.63
$22.36
$22.56
$22.92
$13.57
$14.38
$15.07
$15.50
$15.57
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Book Value
Tangible Book Value

Risk-Based Capital Ratios



15.73%
15.48%
13.78%
13.92%
13.65%
14.53%
14.32%
12.42%
12.56%
12.33%
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Total Capital
Tier 1 Capital

Dividend Payout



$0.47
$0.44
$0.32
$0.32
$0.28
$0.15
$0.15
$0.15
$0.15
$0.15
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
EPS
DPS

Peoples BANCORP

Appendix

Non-GAAP Measures

PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	2012	2013	2014
Income before income taxes	$ 29,910	$ 29,084	$ 24,178
Add: Provision for loan losses	–	–	339
Add: Impairment losses	–	–	–
Add: Loss on debt extinguishment	4,144	–	–
Add: Loss on loans held-for-sale and OREO	–	–	95
Add: Net loss on securities	–	–	30
Add: Loss on other assets	248	241	430
Less: Recovery of loan losses	4,716	4,410	–
Loss: Net gain on debt extinguishment	–	–	67
Less: Gain on loans held-for-sale and OREO	66	86	27
Less: Gain on securities	3,548	489	428
Less: Gain on other assets	–	–	–
Pre-provision net revenue	**$ 25,972**	**$ 24,340**	**$ 24,550**
Average assets	$ 1,841,289	$ 1,932,367	$ 2,240,534
Pre-provision net revenue to average assets	1.41%	1.26%	1.10%

Peoples BANCORP®

Non-GAAP Measures

PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Income before income taxes	$ 7,415	$ 6,931	$ 5,054	$ 5,908	$ 6,285
Add: Provision for loan losses	–	8	583	–	128
Add: Loss on debt extinguishment	–	–	–	–	–
Add: Loss on loans held-for-sale and OREO	–	–	–	–	95
Add: Loss on securities	–	30	–	–	–
Add: Loss on other assets	125	7	187	185	51
Less: Recovery of loan losses	964	–	–	380	–
Less: Gain on debt extinguishment	–	–	–	67	–
Less: Gain on loans held-for-sale and OREO	–	18	–	9	–
Less: Gains on securities	46	–	66	124	238
Less: Gains on other assets	–	–	–	–	–
Pre-provision net revenue	**$ 6,530**	**$ 6,958**	**$ 5,758**	**$ 5,513**	**$ 6,321**
Average assets *(in millions)*	$ 2,011.9	$ 2,050.6	$ 2,091.0	$ 2,277.2	$ 2,538.3
Pre-provision net revenue to average assets (a)	1.29%	1.38%	1.10%	0.96%	0.99%

(a) Presented on an annualized basis

Peoples BANCORP®

Non-GAAP Measures

Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since the calculations remove the impact of intangible assets acquired through acquisitions on the consolidated balance sheets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousands)	2010	2011	2012	2013	2014
Tangible Common Equity:					
Total stockholders' equity, as reported	$ 230,681	$ 206,657	$ 221,728	$ 221,553	$ 340,118
Less: goodwill and other intangible assets	64,870	64,475	68,525	77,603	109,158
Less: preferred stockholders' equity	38,645	-	-	-	-
Tangible common equity	$ 127,166	$ 142,182	$ 153,203	$ 143,950	$ 230,960
Tangible Assets:					
Total assets, as reported	$ 1,837,985	$ 1,794,161	$ 1,918,050	$ 2,059,108	$ 2,567,769
Less: goodwill and other intangible assets	64,870	64,475	68,525	77,603	109,158
Tangible assets	$ 1,773,115	$ 1,729,686	$ 1,849,525	$ 1,981,505	$ 2,458,611
Tangible Common Equity to Tangible Assets Ratio:					
Tangible common equity	$ 127,166	$ 142,182	$ 153,203	$ 143,950	$ 230,960
Tangible assets	$ 1,773,115	$ 1,729,686	$ 1,849,525	$ 1,981,505	$ 2,458,611
Tangible common equity to tangible assets	7.17%	8.22%	8.28%	7.26%	9.39%
Tangible Book Value per Share					
Tangible common equity	$ 127,166	$ 142,182	$ 153,203	$ 143,950	$ 230,960
Common shares outstanding	10,457,327	10,507,124	10,547,960	10,605,782	14,836,727
Tangible book value per share	$ 12.16	$ 13.53	$ 14.52	$ 13.57	$ 15.57

Peoples BANCORP®

Non-GAAP Measures

Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since the calculations remove the impact of intangible assets acquired through acquisitions on the consolidated balance sheets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousdands)	**December 31, 2013**	**March 31, 2014**	**June 30, 2014**	**September 30, 2014**	**December 31, 2014**
Tangible Common Equity:					
Total stockholders' equity, as reported	$ 221,553	$ 230,576	$ 244,270	$ 319,282	$ 340,118
Less: goodwill and other intangible assets	77,603	77,288	79,626	100,016	109,158
Tangible common equity	$ 143,950	$ 153,288	$ 164,644	$ 219,266	$ 230,960
Tangible Assets:					
Total assets, as reported	$ 2,059,108	$ 2,078,253	$ 2,163,274	$ 2,432,903	$ 2,567,769
Less: goodwill and other intangible assets	77,603	77,288	79,626	100,016	109,158
Tangible assets	$ 1,981,505	$ 2,000,965	$ 2,083,648	$ 2,332,887	$ 2,458,611
Tangible Common Equity to Tangible Assets Ratio:					
Tangible common equity	$ 143,950	$ 153,288	$ 164,644	$ 219,266	$ 230,960
Tangible assets	$ 1,981,505	$ 2,000,965	$ 2,083,648	$ 2,332,887	$ 2,458,611
Tangible common equity to tangible assets	7.26%	7.66%	7.90%	9.40%	9.39%
Tangible Book Value per Share					
Tangible common equity	$ 143,950	$ 153,288	$ 164,644	$ 219,266	$ 230,960
Common shares outstanding	10,605,782	10,657,569	10,926,436	14,150,279	14,836,727
Tangible book value per share	$ 13.57	$ 14.38	$ 15.07	$ 15.50	$ 15.57

Peoples BANCORP®

Nasdaq: PEBO

Investor Presentation

4th Quarter 2014

4th Quarter Earnings Release

Peoples
BANCORP®